

June 25, 2010

Mr. David Brown
Chairman and Chief Executive Officer
National Dentex Corporation
2 Vision Drive
Natick, MA 01760

> **Re: National Dentex Corporation**
> **Amendment to Proxy Statement on Schedule 14A**
> **Filed June 21, 2010**
> **File No. 000-23092**
> **Form 10-K for Fiscal Year-Ended**
> **December 31, 2009**
> **Filed March 12, 2010**

Dear Mr. Brown:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas Brennan
Fax: (617) 722.4970